

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2021

Christopher Ianelli
Chief Executive Officer
iSpecimen Inc.
450 Bedford Street
Lexington, MA 02420

> **Re: iSpecimen Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 2, 2021**
> **File No. 333-250198**

Dear Mr. Ianelli:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1, filed April 2, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Factoring Agreement, page 56

1.   Please disclose the material terms of the factoring agreement and explain how it works, including the significance of it being without recourse and the discount at which you sell the receivables. In addition, please file the agreement as an exhibit to the registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

Balance Sheets, page F-3

2.   It appears that you have removed previously requested disclosure regarding what your deferred revenue relates to and how it arose. Please revise to include this disclosure.

     You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.

                                                Sincerely,

                                               Division of Corporation Finance
                                               Office of Trade & Services

cc: Barry I. Grossman